

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Brenton L. Saunders
Chairman of the Board of Directors
Vesper Healthcare Acquisition Corp.
1819 West Avenue
Bay 2
Miami Beach, FL 33139

  Re: Vesper Healthcare Acquisition Corp.
   Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
   Filed March 24, 2021
   File No. 001-39565

Dear Mr. Saunders:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Andrew R. Brownstein